UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 21, 2020

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited wishes to furnish the information in Exhibit 99.1 and Exhibit 99.2 for the benefit of its investors. Unless otherwise indicated by context in this report, the terms the “Company,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.

On January 21, 2020, Reynolds Consumer Products Inc., an indirect subsidiary of Reynolds Group Holdings Limited, announced that it launched an initial public offering of its common stock pursuant to a registration statement on Form S-1 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

The Registration Statement contains select preliminary unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019. Such preliminary results are furnished under the heading “Recent Developments - Preliminary Estimated Unaudited Combined Financial Results For the Three Months and the Year Ended December 31, 2019” in the excerpt from the Registration Statement attached hereto as Exhibit 99.2 to this Form 6-K.

Index to Exhibits

Exhibit No.	Description
99.1	Press release issued by Reynolds Consumer Products Inc. on January 21, 2020
99.2	Excerpt from Registration Statement dated January 21, 2020

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
January 21, 2020